FACSIMILE

(515) 283-3108

WRITER’S DIRECT DIAL NUMBER

(515) 283-3146

E-MAIL: WHS@NYEMASTER.COM

REPLY TO:

DES MOINES

January 25, 2007

CORRESP.

Securities and Exchange Commission

Washington, D.C. 20549

MAIL STOP 3720

Re:	Breda Telephone Corp.
Amended Preliminary Proxy Statement on Schedule 14A
Filed November 30, 2006
File No. 0-26525

Ladies and Gentlemen:

Breda Telephone Corp. (“Breda”) filed an amended preliminary Proxy Statement with the Securities and Exchange Commission on November 30, 2006, in response to the comments that were provided under the October 12, 2006 letter (the “Comment Letter”) of Michele M. Anderson, Legal Branch Chief, with respect to the preliminary Proxy Statement that had been filed by Breda on September 14, 2006.

Derek Swanson discussed Breda’s November 30, 2006 submission with the undersigned on December 12, 2006, at which time Mr. Swanson informed the undersigned that Breda had satisfied the comments set forth in numbered paragraphs 1 and 2 of the Comment Letter, and that the Securities and Exchange Commission requested more information regarding the comments set forth in numbered paragraph 3 of the Comment Letter. This letter is submitted in response to that request.

January 25, 2007

Breda had a total of 6 “focus group” meetings. (The reference to 11 focus group meetings in the preliminary Proxy Statement will be revised to be a reference to 6 focus group meetings in the definitive Proxy Statement.) The meetings were held on, respectively, July 12, 2005; July 19, 2005; July 21, 2005; July 25, 2005; November 17, 2005; and August 21, 2006.

A total of only 45 shareholders were invited to participate in the focus group meetings. Breda had 562 shareholders as of December 31, 2005, and 573 shareholders as of December 31, 2006. The shareholders were invited to attend only one of the July, 2005 meetings, and the shareholders who were invited to attend one of the July, 2005 meetings were invited to attend the November 17, 2005 and the August 21, 2006 focus group meetings. The total number of shareholders who attended the respective focus group meetings is as follows: (i) 10 shareholders attended the July 12, 2005 focus group meeting; (ii) 8 shareholders attended the July 19, 2005 focus group meeting; (iii) 8 shareholders attended the July 21, 2005 focus group meeting; (iv) 9 shareholders attended the July 25, 2005 focus group meeting; (v) 15 shareholders attended the November 17, 2005 focus group meeting; and (vi) 6 shareholders attended the August 21, 2006 focus group meeting. There were only 14 shareholders who attended both one of the July, 2005 focus group meetings and the November 17, 2005 focus group meeting, and of those 14, only 4 also attended the final August 21, 2006 focus group meeting.

The focus group meetings were therefore attended by only a small number of Breda’s total shareholders. In addition, each shareholder is only entitled to one vote on each matter which is submitted to the shareholders, regardless of the number of shares held by the shareholder, with only one exception regarding shareholders who previously held shares of the Class A stock of Breda. Those shareholders have one vote for each share of the former Class A stock that was held by them on February 28, 1995, and continuing until certain events occur. As of December 31, 2005, there were 22 shareholders falling in that category, and those 22 shareholders held a total of 61 shares of the former Class A stock of Breda. As of December 31, 2006, there were 21 shareholders falling in that category, and those 21 shareholders held a total of 57 shares of the former Class A stock of Breda. Only four of the shareholders who attended the focus group meetings held shares of the former Class A stock of Breda, and they only held 9 of those shares. The attendees of the focus group meetings therefore held only a small number of votes.

Further, a quorum of the shareholders for purposes of the meeting to be held pursuant to the preliminary Proxy Statement will be a majority of the total number of shareholders of Breda. As previously noted, Breda had 573 shareholders as of December 31, 2006.

Breda’s directors began an analysis of the terms of the existing governing documents of Breda which address the restrictions on the ownership and transferability of the common stock of Breda in early 2005 based upon problems and issues regarding those terms which were experienced by some shareholders and because the board felt the terms also raised ongoing

January 25, 2007

shareholder, liquidity, corporate governance and other business issues. The primary intent and purpose of those terms are to maintain local ownership and control over Breda, however, and the board believed there would be differing views and suggestions among Breda’s shareholders regarding the continued significance of, and the effects of, those terms on Breda’s shareholders and Breda’s business given the changes that have occurred in Breda’s business and the industry in general over the years since the terms were originally adopted.

All of the focus group meetings served the limited purpose of allowing the attendees the opportunity to provide their comments and suggestions to Breda regarding the terms of the existing governing documents of Breda which address the restrictions on the ownership and transferability of the common stock of Breda. The meetings were moderated in an open forum type format where any attendee could express his or her thoughts on those terms. Some of the problems and issues that shareholders had experienced because of those terms and the issues those terms created for Breda and its business were identified for the attendees, and the attendees were given the opportunity to express their thoughts and suggestions on those problems and issues. No proxy, consent, ballot or other vote was solicited or sought in connection with any focus group meeting. The focus group meetings were moderated by a director or by Breda’s local legal counsel.

Breda’s board of directors had not adopted or otherwise developed any proposals before any of the focus group meetings which were held during 2005, and no proposals were presented at any of those focus group meetings. Breda’s directors had developed some proposed language for the articles of restatement prior to the August 21, 2006 focus group meeting and the attendees at that focus group meeting were given the opportunity to make suggestions regarding that language. Breda’s board had not, however, adopted or otherwise finally approved any draft of the articles of restatement, and further changes were made to the articles of restatement after the August 21, 2006 focus group meeting.

Also, the last focus group meeting was held on August 21, 2006, and was attended by only 6 shareholders. Further, the meeting that will be held pursuant to the preliminary Proxy Statement will not be held until at least March 1, 2007, so a period of over 6 months will have occurred between the last focus group meeting and the shareholder meeting that will be held pursuant to the preliminary Proxy Statement. The other 5 focus group meetings occurred in 2005.

If deemed appropriate by the Securities and Exchange Commission, Breda will also delete the reference to the focus group meetings on pages 4 and 5 of the preliminary Proxy Statement, and Exhibit C to the preliminary Proxy Statement.

The date and time for the special meeting of the shareholders of Breda and the other information which is dependent upon the date and time of the special meeting (such as the record date for the special meeting) remain to be completed in the preliminary Proxy Statement and the

January 25, 2007

ballot that was filed by Breda on November 30, 2006. Breda intends to complete that information (and to make the other change noted above in this letter) in the definitive proxy statement that will be filed by Breda after Breda receives confirmation from the Securities and Exchange Commission that this correspondence is responsive to Mr. Swanson’s December 14, 2006 request.

Breda hereby acknowledges that:

•	Breda is responsible for the adequacy and accuracy of the disclosure in the filing referenced in this letter;

•

Securities and Exchange Commission staff comments or changes to disclosure in response to Securities and Exchange Commission staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing referenced in this letter; and

•

Breda may not assert Securities and Exchange Commission staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please address any further inquiries or questions regarding this submission to the undersigned at (515) 283-3146, fax number (515) 283-3108, or e-mail at whs@nyemaster.com. Thank you for your attention to this matter.

Very truly yours,

/s/ Wade H. Schut
Wade H. Schut

WHS:cls

cc:	Breda Telephone Corp.